United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   **January 22, 2008**



Hercules Incorporated
(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On January 22, 2008, Hercules Incorporated reported an update with respect to the previously announced incident at one of its joint venture methylcellulose production lines in China.

A news release regarding this matter is furnished as an exhibit hereto and incorporated by reference herein.

Item 9.01   <u>Financial Statements and Exhibits.</u>

           (d) Exhibits.   99.1 News Release of Hercules Incorporated dated January 22, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

January 22, 2008

By: **HERCULES INCORPORATED**

/s/ Allen A. Spizzo
Allen A. Spizzo
Vice President and Chief Financial Officer

Exhibit 99.1

HERCULES TIANPU CHEMICALS INCIDENT UPDATE

WILMINGTON, DE, January 22, 2008 . . . On January 14th, Hercules Tianpu Chemicals, a 40% owned joint venture company of Hercules Incorporated (NYSE: HPC), reported an incident at one of its methylcellulose production lines in China. Damage was limited to a packaging line with a return to full operations expected by the end of the first quarter. Customer demand is expected to be met from inventory resulting from strong operating rates in the fourth quarter and from other sources, including the joint venture's other Chinese methylcellulose production lines. The financial impact of the incident on Hercules is expected to be minimal.

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Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

Media Contact:	John S. Riley	(302) 594-6025
Investor Contact:	Stuart L. Fornoff	(302) 594-7151